EXHIBIT 99.2

Platform Specialty Products Corporation Announces Pricing of $100 Million Tack-On Offering of 6.500% Senior Notes Due 2022

MIAMI, Jan. 29, 2015 (GLOBE NEWSWIRE) -- Platform Specialty Products Corporation (NYSE:PAH) ("Platform") announced today that PSPC Escrow Corp., a wholly-owned subsidiary of Platform (the "Escrow Issuer"), on January 29, 2015, entered into an agreement to sell an additional $100 million aggregate principal amount of its 6.500% senior notes due 2022 denominated in U.S. dollars at an issue price of $1,010 per $1,000 principal amount (the "Tack-On Notes") in connection with their previously announced tack-on offering. The Tack-On Notes will be issued under the same indenture pursuant to which the Escrow Issuer, as previously announced, is expected to issue $1.00 billion aggregate principal amount of 6.500% senior notes due 2022 denominated in U.S. dollars (the "Initial Notes" and, together with the Tack-On Notes, the "Notes") on February 2, 2015, subject to customary closing conditions. The Tack-On Notes will have the same terms as, and be fungible and form a single series with, the Initial Notes under such indenture. The Tack-On Notes are being offered solely to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to non-U.S. persons in accordance with Regulation S under the Securities Act.

The private offering of Tack-On Notes is expected to close on February 2, 2015, subject to customary closing conditions. Concurrently with the closing, the gross proceeds from the offering (plus an additional amount from Platform necessary to provide for the special mandatory redemption price of the Tack-On Notes) will be deposited into an escrow account until the date on which certain escrow conditions are satisfied, including the closing of Platform's previously-announced proposed acquisition of Arysta LifeScience Limited (the "Arysta Acquisition"). The Arysta Acquisition is expected to be consummated during the first quarter of 2015.

Platform estimates that the gross proceeds from the sale of the Tack-On Notes will be approximately $101 million, before deducting estimated fees and expenses. Platform intends to use the net proceeds from the offering of the Tack-On Notes to finance a portion of the acquisition consideration and related fees and expenses of the Arysta Acquisition, with any remaining net proceeds to be used for general corporate purposes. However, if the closing of the Arysta Acquisition does not occur on or before August 17, 2015, the indenture governing the Notes will require that such amounts deposited in the escrow account be used to redeem all of the Notes then outstanding at the special mandatory redemption price. Upon consummation of the Arysta Acquisition, Platform will assume the obligations of the Escrow Issuer under the Notes and the related indenture governing the Notes and certain of Platform's existing domestic subsidiaries will guarantee the Notes.

No assurance can be given that the offering of the Tack-On Notes will be completed, or, if completed, as to the terms on which it is completed. The Tack-On Notes and related guarantees have not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell, or a solicitation of an offer to purchase, any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer or solicitation would be unlawful.

Forward-looking Statements

This press release contains forward-looking statements, including, but not limited to, statements regarding the completion and timing of the offering of the Notes, the satisfaction of the escrow conditions, Platform's planned use of any proceeds from the offering of the Notes and its ability to close the Arysta Acquisition or redeem all of the Notes pursuant to the related indenture. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, market and other general economic conditions, Platform's and the initial purchasers' ability to satisfy the conditions required to close the offering of the Notes, Platform's perception of future availability of equity or debt financing needed to fund its growing business and the risk factors set forth in the periodic reports and other documents filed by Platform with the Securities and Exchange Commission, including Platform's annual report on Form 10-K for the fiscal year ended December 31, 2013 and quarterly reports on Form 10-Q for the fiscal quarters ended June 30, 2014 and September 30, 2014. These forward-looking statements are made as of the date of this press release and Platform assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ from those projected in such forward-looking statements.

CONTACT: Source/Investor Relations Contact:

         Benjamin H. Gliklich
         Vice President, Corporate Development, Finance and Investor Relations
         Platform Specialty Products Corporation
         +1-561-406-8465

         Media Contacts:

         Liz Cohen
         Weber Shandwick
         +1-212-445-8044

         Kelly Gawlik
         Weber Shandwick
         +1-212-445-8368